ANTISOMA

Director's shareholding in Antisoma plc

20 November 2007, London, UK: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that its CEO, Glyn Edwards, today purchased 1p ordinary Antisoma shares as follows:

	Number of shares	Price per share	Total holding after purchase
Glyn Edwards	150,038	23.61	1,670,000

Enquiries:

Raymond Spencer,
Chief Financial Officer, Antisoma plc
+44 (0) 208 799 8200

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ANTISOMA

RECEIVED

2007 NOV 20 A 1:22

Holdings in Antisoma plc

13 November 2007, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 14,850,333 ordinary shares of 1p each in Antisoma, representing approximately 3.33% of Antisoma's current issued ordinary share capital.

Antisoma was notified of the following in relation to the 14,850,333 shares:

1. These shares are registered in the name of Morgan Stanley & Co. (8,525,000 shares) and Bear Stearns Securities Corp. (6,325,333 shares).

2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

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Enquiries to Antisoma:
Daniel Elger, Director of Communications, Antisoma plc
+44 (0) 20 8799 8200

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